EXECUTION VERSION

AMERICAS SILVER CORPORATION

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GMP SECURITIES L.P.

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of Subscription Receipts

Dated as of June 14, 2016

TABLE OF CONTENTS

 ARTICLE 1
INTERPRETATION

ARTICLE 2
SUBSCRIPTION RECEIPTS

ARTICLE 3
SATISFACTION OF ISSUANCE RIGHT AND REFUND RIGHT

ARTICLE 4
PLACEMENT OF ESCROWED FUNDS

( i )

ARTICLE 5
RIGHTS AND COVENANTS OF THE COMPANY

ARTICLE 6
ENFORCEMENT

Section 6.1	Suits by Receiptholders	27
Section 6.2	Immunity of Shareholders	27

ARTICLE 7
MEETINGS OF RECEIPTHOLDERS

ARTICLE 8
SUPPLEMENTAL AGREEMENTS

Section 8.1	Provision for Supplemental Agreements for Certain Purposes	34
Section 8.2	Successor Corporations	35

ARTICLE 9
CONCERNING THE RECEIPT AGENT

Section 9.1	Applicable Legislation	36
Section 9.2	Accounting	36
Section 9.3	Payments by Receipt Agent	36
Section 9.4	Rights and Duties of Receipt Agent	36

( ii )

ARTICLE 10
GENERAL

ADDENDA

SCHEDULE “A”	FORM OF SUBSCRIPTION RECEIPT CERTIFICATE
SCHEDULE “B”	FORM OF IRREVOCABLE DIRECTION
SCHEDULE “C”	FORM OF NOTICE AND DIRECTION TO RECEIPT AGENT
SCHEDULE “D”	APPROVED BANKS
SCHEDULE “E”	TERMINATION NOTICE

( iii )

     SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT made as of June 14, 2016

AMONG:
AMERICAS SILVER CORPORATION, a company incorporated under the Canada Business Corporations Act (the “Company”);
AND:
GMP SECURITIES L.P. (“GMP”);
AND:
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario (the “Receipt Agent”).

WHEREAS:

(1)

Pursuant to the terms of the Agency Agreement, the Company proposes to issue and sell up to 38,525,000 Subscription Receipts at a price of $0.30 per Subscription Receipt to subscribers in connection with the Offering.

(2)	The Company is duly authorized to create, issue and sell the Subscription Receipts as provided herein.

(3)

Each Subscription Receipt represents, among other things, the right to receive one (1) unit (each, an “ Underlying Unit”) consisting of one (1) Common Share and one-quarter of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”), upon satisfaction of the Escrow Release Conditions and the terms and conditions set forth herein.

(4)	The Company and the Agents have agreed that, in respect of the Subscription Receipts:

(a)

pending the satisfaction of the Escrow Release Conditions the Escrowed Funds are to be delivered to and held by the Receipt Agent and invested on behalf of the Receiptholders, the Agents and the Company in the manner set forth herein;

(b)

if the Release Time occurs on or before the Termination Time, the Escrowed Funds, less an amount equal to the Agents’ Fee, any remaining unpaid Agents’ Expenses and the Agents’ pro rata entitlement to the Earnings, will be released by the Receipt Agent to the Company;

(c)

if the Release Time occurs on or before the Termination Time, then: (i) the Receiptholders shall be entitled to receive, without payment of additional consideration or further action on the part of such holders, one Underlying Unit, for each Subscription Receipt held by such holders; and (ii) the Agents’ Fee, any remaining unpaid Agents’ Expenses and the Agents’ pro rata entitlement to the Earnings will be released to the Agents; and

(d)

if the Release Time does not occur on or before the Termination Time, the right to receive Underlying Units represented by the Subscription Receipts shall be automatically terminated and cancelled and the Receiptholders shall be entitled to receive from the Receipt Agent and the Company, the aggregate Issue Price in respect of such holders’ Subscription Receipts, together with such holders' pro rata share of any Earnings thereon, less applicable withholding taxes;

(5)

The Receipt Agent has agreed to act as registrar and transfer agent in respect of the Subscription Receipts, and as escrow agent to receive the Escrowed Funds (with the amount to be delivered in accordance with Section 3.6(d) hereof, if applicable), in accordance with the terms and conditions set out herein.

(6)	These recitals and any statement of fact in this Agreement are and shall be deemed to be made by the Company and the Agents and not the Receipt Agent.

NOW THEREFORE, THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby mutually acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Agreement and the recitals hereto, the following terms shall have the meanings ascribed thereto:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Agency Agreement” means the agency agreement dated the date hereof between the Company and the Agents providing for the issue and sale of the Subscription Receipts;

“Agents” means, collectively, GMP, Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation;

“Agents’ Expenses” means the Agents’ costs incurred pursuant to Section 10 of the Agency Agreement in connection with the Offering, including the reasonable fees and disbursements and taxes thereon of the Agents’ counsel, as well as the out-of-pocket expenses in connection with due diligence and marketing meetings, all as more particularly described in the Agency Agreement;

“Agents’ Fee” means the cash commission payable to the Agents pursuant to the Agency Agreement in an amount equal to 5.0% of the aggregate purchase price of Subscription Receipts sold under the Offering, payable to the Agents in accordance with the Agency Agreement and Section 3.5 hereof upon satisfaction of the Escrow Release Conditions;

“Agreement”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement, as amended from time to time, and not to any particular Article, Section, subsection, paragraph, clause, subdivision or portion hereof and include any agreement or instrument supplemental or ancillary hereto;

“Applicable Legislation” means such provisions of any statute of Canada or a province thereof and regulations under any such statute, relating to agreements similar in nature to this Agreement or to the rights, duties and obligations of receipt agents and corporations under agreements similar in nature to this Agreement, to the extent that such provisions are at the time in force and applicable to this Agreement;

“Approved Bank” has the meaning set out in Section 4.1(1);

“Business Day” means any day which is not a Saturday, Sunday or a statutory holiday in the City of Toronto and a day on which the Receipt Agent is normally open for business;

“Capital Reorganization” means a reclassification of Common Shares or a change of the Common Shares (other than a Share Reorganization) into other securities or property, or the triggering of a shareholders’ rights plan, or a consolidation, amalgamation, arrangement or merger of the Company with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger (including a business combination or exchange of like effect) which does not result in any reclassification of the outstanding shares or a change of the shares into other securities or property), or a transfer, sale or conveyance of the undertaking, property or assets of the Company as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs;

“CDS” has the meaning set out in Section 2.7;

“CDS Participant” has the meaning set out in Section 2.7;

“Closing” means the completion of the offer, sale and issuance of the Subscription Receipts as contemplated by the subscription agreements between the Receiptholders and the Company in respect of the Offering and the Agency Agreement, which Closing will occur on June 14, 2016 at 8:30 a.m. (Toronto time) or such other date and time as may be determined by the Company and the Agents, subject to satisfaction or waiver by the relevant party of the conditions of the Closing;

“Closing Deducted Amounts” means the Agents’ Expenses payable on Closing in accordance with the Agency Agreement;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Americas Silver Corporation and its lawful successors from time to time;

“Counsel” means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Company, acceptable to the Receipt Agent;

“Current Market Price” of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending three (3) Trading Days prior to such date on the TSX or, if on such date the Common Shares are not listed on the TSX, then on such stock exchange upon which such Common Shares are listed and as selected by the directors, or, if on such date the Common Shares are not listed on any stock exchange, then on such over-the-counter market as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

“Designated Office” means the principal office of the Receipt Agent from time to time in the City of Toronto or as may be designated in writing by the Company, and agreed to by the Receipt Agent, from time to time;

“Earnings” means any income (including interest or gains) actually earned from time to time on the Escrowed Funds or any investment thereof;

“Escrow Release Conditions” means, collectively: (a) the Company having obtained the approval of its shareholders in accordance with applicable corporate and securities laws, including the rules and policies of the TSX, in respect of the issue of Underlying Units issuable upon conversion of the Subscription Receipts; (b) the Company having delivered to the Agents a certificate confirming that all regulatory, shareholder and other approvals required in respect of the Offering have been obtained; and (c) the Company and GMP, on behalf of the Agents, acting reasonably, having delivered the Notice and Direction to the Receipt Agent confirming that the Escrow Release Conditions have been satisfied;

“Escrowed Funds” at any time means the aggregate of the (i) Initial Escrowed Funds and (ii) any Earnings;

“Extraordinary Resolution” has the meaning given to such term in Section 7.12;

“GMP” means GMP Securities L.P., including its successors and assigns;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Initial Escrowed Funds” means an amount equal to the gross proceeds received from the sale of the Subscription Receipts less the Closing Deducted Amounts;

“Irrevocable Direction” means a direction to the Receipt Agent and the Transfer Agent signed by the Company, substantially in the form of Schedule “B“ attached hereto to be delivered to the Receipt Agent and the Transfer Agent pursuant to Section 3.1 and Section 3.5 hereof;

“Issuance Right”means the right of a Receiptholder to be issued, without payment of additional consideration or the undertaking of any further action by the Receiptholder, (i) Common Shares on the basis of the Share Subscription Rate and (ii) Warrants on the basis of the Warrant Subscription Rate, in the circumstances contemplated by Section 3.2(a) or Section 3.3 hereof, as the case may be, all as more particularly provided in this Agreement;

“Issue Price” means $0.30 per Subscription Receipt;

“NCI” has the meaning set out in Section 2.7;

“Notice and Direction” means a notice and direction, executed by the Company and GMP, for and on behalf of the Agents, confirming that the Escrow Release Conditions have been satisfied and directing the release of the Escrowed Funds, including the Agents’ Fee, any remaining unpaid Agents’ Expenses and the Agents’ pro rata entitlement to the Earnings, substantially in the form attached hereto as Schedule “C“;

“Notice Date” means the date upon which the Notice and Direction is executed and delivered to the Receipt Agent, which for greater certainty, shall be a Business Day;

“Offering” means the creation, issue and sale of up to 38,525,000 Subscription Receipts pursuant to the terms of the Agency Agreement;

“Receipt Agent” means Computershare Trust Company of Canada and its successors and permitted assigns from time to time under this Agreement, in the capacity of registrar and transfer agent in respect of the Subscription Receipts and escrow agent in respect of the Escrowed Funds;

“Receiptholders” means the persons who are registered owners of Subscription Receipts and includes, where the context so requires, a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied;

“Receiptholders’ Request” means an instrument, signed in one or more counterparts by Receiptholders holding an aggregate of not less than 25% of all of the Subscription Receipts then outstanding, requesting the Receipt Agent to take some action or proceeding specified therein;

“Refund Date” means the date following deemed exercise of the Refund Right on which the payment in respect of the Refund Right is mailed to the Receiptholders, which shall be not more than five (5) Business Days following the Termination Date;

“Refund Right” means, with respect to each Subscription Receipt, the right of a Receiptholder to receive a refund of the Issue Price therefor, together with a pro rata portion of the Earnings (from the Closing to (but excluding) the Termination Date) accrued and actually earned thereon, if any (less any withholding tax required to be withheld in respect thereof), as provided in Section 3.6 hereof;

“Regulation D” means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

“Release Time” means the time at which the last of the Escrow Release Conditions is satisfied and the Notice and Direction has been received by the Receipt Agent;

“Rights Offering” means the issuance by the Company of rights, options or warrants to all or substantially all the Shareholders pursuant to which those Shareholders are entitled to subscribe for, purchase or otherwise acquire Common Shares or securities convertible into Common Shares at a price per Common Share, or at a conversion price per Common Share, of less than 95% of the Current Market Price for the Common Shares at the record date for such distribution;

“Share Reorganization” means if the Company: (i) subdivides or changes its outstanding Common Shares into a greater number of Common Shares, (ii) consolidates or changes its outstanding Common Shares into a lesser number of Common Shares, or (iii) issues to all or substantially all the Shareholders by way of a stock distribution, stock dividend or otherwise, additional Common Shares or securities convertible into or exchangeable for Common Shares;

“Share Subscription Rate”means the number of Common Shares issuable pursuant to the exchange of each Subscription Receipt in accordance with the provisions hereof in the circumstances contemplated by Section 3.2(a) hereof being one (1) Common Share for each Subscription Receipt held;

“Shareholder” means a person who is a holder of record of one or more Common Shares;

“Special Distribution” means if the Company issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Company, including shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs;

“Subscription Receipt Certificate” means a certificate representing Subscription Receipts, substantially in the form attached hereto as Schedule “A”, with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange;

“Subscription Receipts” means the subscription receipts issued and countersigned or authenticated, as applicable, hereunder and from time to time outstanding, each such Subscription Receipt evidencing the Issuance Right, the Refund Right and the other rights hereunder;

“Subsidiary of the Company” or “Subsidiary” means any corporation of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Company, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

“successor corporation” has the meaning set out in Section 8.2;

“Termination Date” means the earlier of: (i) September 19, 2016 and (ii) the date on which a Termination Notice has been received by the Receipt Agent and GMP;

“Termination Time” means 5:00 p.m. (Toronto time) on the Termination Date;

“Termination Notice” means a written notice from the Company, addressed to the Receipt Agent and GMP, in the form attached as Schedule “E” hereto indicating that the Escrow Release Conditions will not be satisfied and directing the Receipt Agent to return all Escrowed Funds to the Receiptholders;

“Trading Day” means any day on which the facilities of the TSX, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, or, if the Common Shares are not listed thereon, the facilities of any over-the-counter market on which the Common Shares are posted for trading, is open for trading;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as registrar and transfer agent in respect of the Common Shares at its principal office in Toronto, Ontario;

“TSX” means the Toronto Stock Exchange;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Shares” means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for this purpose, shares which only carry the right to vote conditionally on the occurrence of an event shall not be considered Voting Shares, whether or not such event shall have occurred, and no shares shall be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the occurrence of any such event;

“Warrant Certificate” means a certificate representing Warrants issued pursuant to the Warrant Indenture;

“Warrant Indenture” means the warrant indenture dated the date hereof between the Receipt Agent, as warrant agent, and the Company providing for, among other things, the issuance of the Warrants;

“Warrant Share” means a Common Share issued pursuant to the exercise of a Warrant;

“Warrant Subscription Rate” means the number of Warrants issuable pursuant to the exchange of each Subscription Receipt in accordance with the provisions hereof in the circumstances contemplated by Section 3.2(a) hereof being one quarter of one Warrant for each Subscription Receipt held;

“Warrants” means the common share purchase warrants issuable in accordance with the terms of the Warrant Indenture, as adjusted for any exercise after the date hereof, each entitling the holder to purchase one (1) Warrant Share at an exercise price of $0.39 per Warrant Share on or before the date that is five (5) years following the date of the Closing;

“written request of the Company” and “certificate of the Company” means, respectively, a written request and certificate signed in the name of the Company by any one of its officers and/or directors and may consist of one or more instruments so executed; and

“Underlying Unit” or “Underlying Units” has the meaning set out in the recitals.

Section 1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

Section 1.3	References

Unless otherwise specified in this Agreement references to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

Section 1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	gender references shall be read with such changes as may be required by the context;

(c)	a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase;

(d)	“person” includes any individual, firm, partnership, company, corporation, trustee, government, governmental body, agency, instrumentality, unincorporated body of persons or association;

(e)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopy;

(f)

“including” and “in particular” are used for illustration or emphasis only and not to limit the generality of any preceding words, whether or not non-limiting language (such as “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(g)	a reference to any statute, regulation or bylaw includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

Section 1.5	Day Not A Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

Section 1.6	Governing Law

This Agreement and the Subscription Receipt Certificates shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Agreement.

Section 1.7	Conflict

In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision in this Agreement shall prevail to the extent of the inconsistency.

Section 1.8	Currency

All dollar amounts referred to herein, unless otherwise specifically indicated, are expressed in Canadian currency.

ARTICLE 2
SUBSCRIPTION RECEIPTS

Section 2.1	Creation and Issuance of Subscription Receipts

(a)	A maximum of 38,525,000 Subscription Receipts are hereby created and authorized to be issued by the Company at the Issue Price.

(b)

Upon receipt of the Escrowed Funds, and at the written request of the Company, the Receipt Agent shall countersign or authenticate, as applicable, and deliver the Subscription Receipts (represented by an NCI deposit through the book- based system of CDS or one or more Subscription Receipt Certificates) to or to the order of the Agents, registered as directed by the Company.

(c)	The Receipt Agent is hereby appointed escrow agent in respect of the Escrowed Funds and registrar and transfer agent in respect of the Subscription Receipts.

Section 2.2	Form and Terms of Subscription Receipts

(a)

The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form set out in Schedule “A” attached hereto, shall be dated the date hereof (regardless of the actual date of issue), shall bear such legends and distinguishing letters and numbers as the Company may, with the approval of the Receipt Agent, prescribe and shall be issuable in any denomination, excluding fractions.

(b)	Each Subscription Receipt authorized to be issued hereunder shall confer upon the holder thereof an Issuance Right, a Refund Right and the other rights conferred on Receiptholders hereunder.

(c)	The Subscription Receipt Certificates will bear the following legend, and the Subscription Receipts represented by an NCI deposit shall include the following restriction:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.”

(d)

All Subscription Receipt Certificates issued to, or for the account or benefit of, an Accredited Investor, shall bear, for so long as required by the U.S. Securities Act or applicable state securities laws, the following legend or such variations thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Section 2.3	Receiptholder not a Shareholder or Warrantholder

Nothing in this Agreement or in the holding of a Subscription Receipt (as evidenced by a Subscription Receipt Certificate or otherwise), shall confer or be construed as conferring upon such Receiptholder any right or interest whatsoever as a Shareholder, warrantholder or other holder of an equity interest in the Company, including but not limited to, the right to receive notice of, attend or vote at meetings of Shareholders, warrantholders or any other proceedings of the Company, until such former Receiptholder is noted on (i) the register of holders of Common Shares in respect of those Common Shares or (ii) the register of holders of Warrants in respect of those Warrants, as applicable, that are issued on deemed exercise of the Issuance Right.

Section 2.4	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever their actual date of issue.

Section 2.5	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by any director or officer of the Company duly authorized to sign the Subscription Receipt Certificate. The signature of such director or officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Subscription Receipt Certificate as director or officer may no longer hold office at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate so signed shall, subject to Section 2.6 hereof, be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Agreement.

Section 2.6	Countersignature or Authentication by the Receipt Agent

(a)

No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits hereof and thereof until it has been countersigned by manual signature by or on behalf of the Receipt Agent and such countersignature by the Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Company that the Subscription Receipt Certificate so countersigned has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(b)

No NCI deposit in the book- based system of CDS shall be made or, if made, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been authenticated by the Receipt Agent and such authentication shall be conclusive evidence as against the Company that the NCI deposit so made has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(c)

The countersignature of the Receipt Agent on Subscription Receipt Certificates issued hereunder, or the authentication of the Receipt Agent of the NCI deposit in the book-based system of CDS made hereunder, as applicable, shall not be construed as a representation or warranty by the Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due countersignature thereof) or the NCI deposit (except the due authentication thereof), as applicable, or as to the performance by the Company of its obligations under this Agreement and the Receipt Agent shall not be liable or answerable for the use made of the Subscription Receipt Certificates or NCI deposit, as applicable, or any of them or of the consideration therefor except as otherwise specified herein. The countersignature by or on behalf of the Receipt Agent on the Subscription Receipt Certificates or the authentication of the NCI deposit by the Receipt Agent, as applicable, shall constitute a representation and warranty by the Receipt Agent that the Subscription Receipt Certificates have been duly certified by or on behalf of the Receipt Agent, or the NCI deposit has been duly authenticated by the Receipt Agent, pursuant to the provisions of this Agreement.

Section 2.7	Book-Based System Subscription Receipts

(a)

Except as described below, and except for Subscription Receipts issued to, or for the account or benefit of, persons in the United States that are Accredited Investors, or as may be directed by the Company, registration of interests in and transfers of Subscription Receipts shall be made only through the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS ”). Other than for those Subscription Receipts issued to, or for the account or benefit of, persons in the United States or as may be directed by the Company, the Subscription Receipts will be evidenced by a non-certificated inventory (“NCI”) deposit though the book-based system of CDS for an amount representing the aggregate number of such Subscription Receipts outstanding from time to time.

(b)

Transfers of beneficial ownership in any Subscription Receipt represented by an NCI deposit will be effected only (i) with respect to the interest of a CDS participant (a “CDS Participant ”), through records maintained by CDS or its nominee for such Subscription Receipts, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(c)

The rights of beneficial owners of Subscription Receipts shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and beneficial owners of Subscription Receipts and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(d)	Notwithstanding anything in this Agreement in terms of an NCI deposit, neither the Company nor the Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the records maintained by CDS relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipt represented by any NCI deposit (other than CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(iii)

any advice or representation made or given by CDS or those contained in this Agreement that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

Section 2.8	Issue in Substitution for Subscription Receipt Certificates Lost

(a)

In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and Section 2.8(b) below, shall issue and thereupon the Receipt Agent shall countersign and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place and upon cancellation of such mutilated Subscription Receipt Certificate or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Receipt Agent and shall entitle the holder to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder. When a new Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipts represented by one of such certificates shall be counted for the purpose of determining the number of Subscription Receipts outstanding.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and the Receipt Agent, acting reasonably, in their sole discretion. Such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Receipt Agent in their discretion and shall pay the reasonable charges of the Company and the Receipt Agent in connection therewith.

Section 2.9	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates representing Subscription Receipts may, upon compliance by the holder thereof with the reasonable requirements of the Receipt Agent, be exchanged for another Subscription Receipt Certificate or other Subscription Receipt Certificates representing, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office.

(c)

The Company will sign all Subscription Receipt Certificates necessary to carry out exchanges pursuant to this Section 2.9 and such Subscription Receipt Certificates will be certified by the Receipt Agent.

Section 2.10	Charges for Exchange

Except as otherwise provided herein, the Receipt Agent may charge to the Receiptholder requesting an exchange of Subscription Receipt Certificates a reasonable sum for each new Subscription Receipt Certificate issued in exchange for a Subscription Receipt Certificate or Subscription Receipt Certificates. Payment of such charges and reimbursement of the Receipt Agent or the Company for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

Section 2.11	Register, Transfer and Ownership of Subscription Receipts

(a)

The Company hereby appoints the Receipt Agent as registrar of the Subscription Receipts, and the Company shall cause to be kept by the Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of Receiptholders and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Company shall also cause to be kept by the Receipt Agent at the Designated Office the register of transfers in which all transfers of Subscription Receipts and the date and other particulars of each transfer will be entered, and may also cause to be kept by the Receipt Agent (with the approval of the Receipt Agent), branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers. The Receipt Agent shall be entitled to rely upon the register to determine residency of the Receiptholders.

(b)

The registers referred to in Section 2.11(a) shall be open at all reasonable times during regular business hours of the Receipt Agent on any Business Day for inspection by the Company, the Receipt Agent or any Receiptholder. The Receipt Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of Receiptholders entered in the registers kept by the Receipt Agent.

(c)

A Receiptholder may at any time and from time to time have the Subscription Receipts represented by a Subscription Receipt Certificate transferred at the place at which the register of transfers is kept pursuant to the provisions of this Section 2.11.

(d)

Subject to Section 2.7(b), a Receiptholder may at any time and from time to time have the Subscription Receipts represented by a Subscription Receipt Certificate transferred on the register kept at the Designated Office of the Receipt Agent by the Receiptholder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon execution by the Receiptholder and its transferee of the transfer form and form of acknowledgement and direction attached to the Subscription Receipt Certificate as Appendix “A” and “B”, respectively, and surrender for registration of transfer of Subscription Receipt Certificates at the Designated Office of the Receipt Agent, the Company shall issue and thereupon the Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor representing the Subscription Receipts so transferred in the name of the designated transferee or as the transferee directs. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)

payment to the Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Receipt Agent or the Company, as applicable, for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer;

(ii)	compliance with all applicable securities laws and the requirements of any applicable securities regulatory authorities and stock exchanges;

(iii)	compliance with all requirements of any legends affixed to a Subscription Receipt Certificate; and

(iv)	such reasonable requirements as the Receipt Agent may prescribe;

and all such transfers shall be duly noted in such register by the Receipt Agent.

(e)

The Company and the Receipt Agent may treat the Receiptholder as the absolute holder and owner thereof for all purposes and the Company and the Receipt Agent will not be affected or bound by any notice to the contrary, except where the Company and the Receipt Agent are required to take notice by statute or by order of a court of competent jurisdiction.

(f)

The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Eastern time) at the Designated Office, on the earlier to occur of the Notice Date and the Termination Date (subject to settlement). Transfer requests received prior to 5:00 p.m. on the Notice Date but settling after the Notice Date will be completed by the delivery of Underlying Units, and transfer requests received prior to 5:00 p.m. on the Termination Date but settled after the Termination Date will be completed by the delivery of the payment of the Receiptholder’s Refund Right set out in Section 3.6 hereof.

(g)

The Receipt Agent will promptly advise the Company of any requested transfer of Subscription Receipts. The Company will be entitled, and may direct the Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, including, for greater certainty, the TSX, or would be contrary to the terms of this Agreement.

(h)

A Receiptholder shall be entitled to the rights evidenced by its Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Company and any original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Receiptholder of the Common Shares and Warrants issued pursuant to the Receiptholder’s Issuance Right, or of the Issue Price and the Receiptholder’s pro rata entitlement to Earnings (from the Closing to (but excluding) the Termination Date) payable pursuant to the Receiptholder’s Refund Right, as the case may be, as the Receiptholder is entitled and as may be delivered pursuant to the terms hereof, shall be a good discharge to the Company and the Receipt Agent for such Common Shares and Warrants issued pursuant to the Receiptholder’s Issuance Right, or Issue Price and the Receiptholder’s pro rata entitlement to the Earnings (from the Closing to (but excluding) the Termination Date) payable pursuant to the Receiptholder’s Refund Right, as the case may be, and neither the Company nor the Receipt Agent shall be bound to inquire into the title of any such holder except where the Company or the Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

(i)

Without limitation, signatures of Receiptholders on security transfer forms delivered to the Receipt Agent pursuant to this Section 2.11 must be guaranteed by an authorized officer of a Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

Section 2.12	Escrowed Funds to be Placed in Escrow

(a)

Upon the receipt and acceptance by the Company of duly completed subscriptions for Subscription Receipts, and upon the issuance of the Subscription Receipts, the Agents and the Company (or its designated Counsel) shall deliver or cause to be delivered the Escrowed Funds (with the amount to be delivered in accordance with Section 3.6(d) hereof, if applicable) to the Receipt Agent, such payment to be made by wire payable to the Receipt Agent or wire transfer to the account designated by the Receipt Agent. The Receipt Agent shall immediately place such funds in escrow to be held pursuant to the terms hereof. The Receipt Agent hereby agrees to hold the Escrowed Funds (with the amount to be delivered in accordance with Section 3.6(d) hereof, if applicable) as agent for and on behalf of the Company and the Receiptholders and to release and deal with the Escrowed Funds as provided herein only.

(b)

Each party to this Agreement (other than the Receipt Agent) hereby represents to the Receipt Agent that any account to be opened by, or interest to be held by, the Receipt Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Receipt Agent’s prescribed form as to the particulars of such third party.

Section 2.13	Liquidation or Bankruptcy of the Company

(a)

Each Receiptholder has in respect of the Issuance Right, a claim against the Company to be issued Common Shares and Warrants, on the basis of the Share Subscription Rate and the Warrant Subscription Rate, respectively, for each Subscription Receipt held by such holder.

(b)

Each Receiptholder has in respect of the Refund Right, a claim against the Company to be reimbursed an amount equal to the Issue Price, plus a pro rata share of the Earnings from the Closing to (but excluding) the date upon which the circumstances described in Section 2.13(c) hereof occur, for each unexercised Subscription Receipt held by such holder.

(c)

A Receiptholder will not be entitled to assert a claim against the Company pursuant to Section 2.13(a) or Section 2.13(b) hereof prior to, in the case of Section 2.13(a), the Notice Date, and in the case of Section 2.13(b), the Termination Date, unless the Company (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Company seeking relief on its behalf as a debtor, or by any person seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking appointment of a receiver, receiver and manager, trustee, director, custodian or similar official for it or any substantial part of its property and assets or the Company takes any action to authorize any of the actions set forth above, or (ii) the Company shall be declared bankrupt, or a receiver, receiver and manager, trustee, director, custodian or similar official is appointed for the Company or any substantial part of its property and assets or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Company or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, in which event each holder of Subscription Receipts shall be entitled to immediately exercise the Refund Right in respect of each unexercised Subscription Receipt.

Section 2.14	Reliance by the Receipt Agent

The Receipt Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or deemed exercise of any Subscription Receipts (or the Issuance Right comprising part thereof) or any Common Shares or Warrants issuable upon the deemed exercise thereof, provided such issue or deemed exercise, as the case may be, is effected in accordance with the terms of this Agreement. The Receipt Agent shall be entitled to process all proffered deemed exercises of Subscription Receipts upon the presumption that such deemed exercises are permissible pursuant to all applicable laws and regulatory requirements. The Receipt Agent may assume for the purposes of this Agreement that any address on the register of the Receiptholders is the Receiptholder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Subscription Receipts are to be registered, as shown on the transfer document, is the transferee’s residency. The Receipt Agent shall have no obligation to ensure that legends appearing on the Subscription Receipt Certificates or Common Share certificates or Warrant Certificates comply with regulatory requirements or securities laws of any applicable jurisdiction.

ARTICLE 3
SATISFACTION OF ISSUANCE RIGHT AND REFUND RIGHT

Section 3.1	Notice of Satisfaction of Escrow Release Condition

Upon the satisfaction, or waiver by them (in their sole discretion), of the Escrow Release Conditions, the Company and GMP (on behalf of the Agents) shall forthwith deliver the Notice and Direction to the Receipt Agent, and the Company shall concurrently deliver to the Receipt Agent and the Transfer Agent the Irrevocable Direction indicating the name and address of each person to whom the Common Shares and Warrants are to be issued and the number of Common Shares and Warrants to be so issued upon conversion of the Subscription Receipts. Any Common Shares and Warrants issued hereunder on a non-certificated basis will be registered in the name of CDS and settled by confirmation of electronic deposits. The Irrevocable Direction will confirm the CUID, contact details and the instant deposit identification details.

Section 3.2	Issuance Right by Deemed Exercise

(a)

A Receiptholder will be deemed, at the time of delivery of the Notice and Direction on the Notice Date, to have exercised the Issuance Right evidenced by the Subscription Receipts with respect to all Subscription Receipts held by the Receiptholder, without the payment of any further consideration or the undertaking of any further action (including the surrender of any Subscription Receipt Certificates, if applicable) by such Receiptholder, and shall be entitled to be issued the Underlying Units issuable in respect of the Subscription Receipts.

(b)

As soon as practicable after the delivery of the Notice and Direction as contemplated in Section 3.2(a) hereof, the Company shall cause the Receipt Agent to (i) enter on the share register of the Company, effective as of the Notice Date, the names of each Receiptholder as the holder of record of such number of Common Shares to which each Receiptholder is entitled and (ii) enter on the warrant register of the Company, effective as of the Notice Date, the names of each Receiptholder as the holder of record of such number of Warrants to which each Receiptholder is entitled.

(c)

Upon the deemed exercise of the Issuance Right in accordance with Section 3.2(a) hereof, the Common Shares and the Warrants shall be deemed to have been issued, and the person or persons to whom such Common Shares and Warrants are to be issued shall be deemed to have become the holder or holders of record of such Common Shares and Warrants, on the Notice Date. Any physical certificates representing the Common Shares or the Warrants shall be delivered to the applicable Receiptholder, or as such Receiptholder may direct in writing, within three (3) Business Days of the Notice Date.

(d)	The Common Shares and Warrants issuable upon exchange of the Subscription Receipts shall be deemed to have attached them the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016”,

and the Common Shares issuable upon exchange of the Subscription Receipts shall be deemed to have attached them the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCETHEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(e)

The Common Shares and Warrants issuable to, or for the account or benefit of, an Accredited Investor upon exchange of the Subscription Receipts, shall be issued in definitive physical form and bear, for so long as required by the U.S. Securities Act or applicable state securities laws, the following legend or such variations thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Section 3.3	Satisfaction of Issuance Right

(a)

Effective upon the deemed exercise of the Issuance Right in accordance with Section 3.2(a) hereof and the issuance of Common Shares and Warrants relating thereto as contemplated herein, the Issuance Right shall have been satisfied and the Subscription Receipts relating thereto shall be void and of no value or effect.

(b)

If, in the opinion of Counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or any other step is required under any federal or provincial law of Canada before the Common Shares and Warrants issuable upon exchange of the Subscription Receipts may be issued to a Receiptholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

Section 3.4	Fractions

Notwithstanding anything contained in this Agreement, the Company shall not be required, upon the deemed exercise of any Issuance Right, to issue fractions of Common Shares or Warrants to any person and no cash amount will be payable in lieu thereof. If the deemed exercise of any Issuance Right would have resulted in a fraction of a Common Share or Warrant being issued to any person, any such fraction shall be rounded down to the next whole number of Common Shares or Warrants.

Section 3.5	Release of Escrowed Funds

(a)

If the Escrow Release Conditions are satisfied at or before the Termination Time and the Notice and Direction is delivered to the Receipt Agent, the Receipt Agent shall release to the Company the full amount of the Escrowed Funds remaining in escrow (less any applicable withholding tax thereon) by way of certified cheque or wire transfer, less the Agents’ Fee, any remaining unpaid Agents’ Expenses and the Agents’ pro rata entitlement to the Earnings, which shall only be released concurrently to the Agents and forthwith upon delivery by the Company and GMP (on behalf of the Agents) to the Receipt Agent of the Notice and Direction which shall specify the amount payable to GMP (on behalf of the Agents).

(b)

The Notice and Direction shall be received by the Receipt Agent no later than 11:00 a.m. (Toronto time) on the Business Day prior to the day on which the Escrowed Funds are to be released in accordance with Section 3.5(a) above. Any such Notice and Direction received by the Receipt Agent after 11:00 a.m. (Toronto time) or received on a non-Business Day shall be deemed to have been given prior to 11:00 a.m. (Toronto time) on the next Business Day

Section 3.6	Reimbursement Pursuant to Refund Right

(a)	If the Escrow Release Conditions have not been satisfied at or before the Termination Time:

(i)	unless the Termination Notice has been delivered to the Receipt Agent, the Company and GMP, for and on behalf of the Agents shall forthwith notify the Receipt Agent thereof in writing;

(ii)

each Receiptholder as of the Termination Time shall be deemed to have elected, as at the Termination Time, to exercise the Refund Right in respect of each unexercised Subscription Receipt held by such Receiptholder;

(iii)

each Receiptholder shall be entitled to receive, as of the Termination Time or the date upon which the circumstances described in Section 2.13(c) hereof occur, the Issue Price for each unexercised Subscription Receipt held, together with their pro rata entitlement to the Earnings payable pursuant to the Receiptholder’s Refund Right for each unexercised Subscription Receipt held (as calculated in accordance with Section 3.6(b)) hereof; and

(iv)

the Receipt Agent shall forthwith, and in any event (i) not later than the Refund Date or (ii) the date upon which the circumstances described in Section 2.13(c) hereof occur, refund to each Receiptholder, the Issue Price for each unexercised Subscription Receipt held, together with their pro rata entitlement to the Earnings payable pursuant to the Receiptholder’s Refund Right for each unexercised Subscription Receipt held (as calculated in accordance with Section 3.6(b)) hereof.

(b)	The Earnings payable under Section 3.6(a) hereof in respect of a Receiptholder shall be equal to the product of:

(i)	the amount of any Earnings earned by the Receipt Agent upon the Escrowed Funds from the Closing to (but excluding) the Termination Date, less any applicable withholding tax; and

(ii)

a fraction, of which the numerator is the number of Subscription Receipts held by such Receiptholder and the denominator is the aggregate number of unexercised Subscription Receipts outstanding as at the Termination Date.

(c)

The obligation to refund the Issue Price, together with the Receiptholder’s pro rata entitlement to the Earnings (less any applicable withholding taxes), as provided in Section 3.6(a) and Section 3.6(b) hereof shall be satisfied by:

(i)

wire transfer to the account designated by, or mailing payment by cheque or cheques payable to the Receiptholders to the addresses specified for such Receiptholders in the register kept at the Designated Office accompanied by the notice provided to the Receipt Agent under Section 3.6(a)(i) hereto; or

(ii)

if so requested by the Receiptholder by written notice executed in accordance with Section 7.17 hereof and received by the Receipt Agent no later than three (3) Business Days prior to the Refund Date, actual delivery of a cheque payable at the Designated Office or as otherwise directed by such Receiptholder.

Upon the mailing or delivery of the cheque or cheques representing payment in full of the Refund Right (and provided such cheque or cheques have been honoured for payment, if presented for payment within six months of the date thereof), the Refund Right evidenced by the unexercised Subscription Receipts registered in the name of such holder shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

(d)

If, at the Termination Time, the Escrowed Funds and the amount of any Earnings from the Closing to (but excluding) the Termination Date (less any applicable withholding tax) is less than the amount to which a Receiptholder is entitled pursuant to its Refund Right, the Company will (i) forthwith, and in any event not more than two (2) Business Days following the Termination Time or the date upon which the circumstances described in Section 2.13(c) hereof occur, provide the Receipt Agent with sufficient funds to offset any such difference, or (ii) forthwith, and in any event not more than five (5) Business Days following the Termination Time or the date upon which the circumstances described in Section 2.13(c) hereof occur, mail payment representing such difference by cheque or cheques payable to the Receiptholders to the addresses specified for such Receiptholders in the register kept at the Designated Office.

Section 3.7	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates dealt with pursuant to Section 2.8, Section 2.9, Section 2.11, Section 3.2, Section 3.6 and Section 5.1 hereof shall, subject to the express provisions of this Agreement, be deemed to be cancelled and, if required by the Company, the Receipt Agent shall provide to the Company a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts represented thereby.

Section 3.8	Segregation of Escrowed Funds

The Escrowed Funds received by the Receipt Agent, together with interest earned thereon, in accordance with Article 4 hereof, shall be received as agent for, and shall be segregated and kept apart by the Receipt Agent as agent for, the Company and Receiptholders, in accordance with Article 4 hereof and subject to the conditions set out herein.

ARTICLE 4
PLACEMENT OF ESCROWED FUNDS

Section 4.1	Placement of Escrowed Funds

(1)

Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Receipt Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Receipt Agent in the name of the Receipt Agent at one or more banks listed in Schedule “D” to this Agreement (each such bank, an “ Approved Bank”). The Receipt Agent shall pay, in accordance with the provisions of this Agreement, to the Company, the Agents or the Receiptholders interest at an annual rate which is equal to 2.25% percent less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three (3) Business Days of each month-end. The Receipt Agent may receive investment earnings in excess of or less than the interest payable to the Company pursuant to this Section, such earnings being for the Receipt Agent’s benefit or at its risk, as applicable.

(2)

All amounts held by the Receipt Agent pursuant to this Agreement shall be held by the Receipt Agent for the Company and the delivery of the Escrowed Funds to the Receipt Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Receipt Agent pursuant to this Agreement are at the sole risk of the Company and, without limiting the generality of the foregoing, the Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 4.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Receipt Agent will have acted prudently in depositing the Escrowed Funds at any Approved Bank, and that the Receipt Agent is not required to make any further inquiries in respect of any such Approved Bank .

(3)

At any time and from time to time, the Company shall be entitled to direct the Receipt Agent by written request of the Company (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Company acknowledges and agrees that such specified amount remains at the sole risk of the Company prior to and after such withdrawal.

Section 4.2	Interest on Escrowed Funds

Interest accruing on any Escrowed Funds shall accrue to the benefit of, and shall be released by the Receipt Agent in accordance with the provisions of this Agreement to, the Company, the Agents or the Receiptholders, as the case may be.

Section 4.3	Tax Withholdings

If the Receipt Agent is required to withhold or deduct any amount in respect of Taxes in accordance with this Agreement, the Receipt Agent will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Entity as and when required by applicable Laws. For the purposes of determining the appropriate withholdings to be made from any payment to be made to a Receiptholder, the Company, the Agents and the Receipt Agent agree to co-operate and to provide each other with any relevant information they have with respect to the Receiptholders.

ARTICLE 5
RIGHTS AND COVENANTS OF THE COMPANY

Section 5.1	Optional Purchases by the Company

Subject to compliance with applicable securities legislation, the Company may from time to time purchase by private contract or otherwise any of the Subscription Receipts. Any such purchase may be made in such manner, from such persons and on such other terms as the Company, in its sole discretion, may determine. Any Subscription Receipt Certificates representing the Subscription Receipts purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Receipt Agent.

Section 5.2	General Covenants

(a)

The Company covenants with and to the Receipt Agent and the Agents (and for the benefit of Receiptholders) that so long as any Subscription Receipts remain outstanding in respect of which an Issuance Right exists:

(i)

except as contemplated in the Agency Agreement, it shall not take any action which would result in, or cause any change to, the share capital or capital structure of the Company including, but not limited to, a Share Reorganization, a Rights Offering, a Special Distribution or a Capital Reorganization, or enter into any agreement to do any of the foregoing;

(ii)

it shall reserve and keep available a sufficient number of Common Shares to enable it to satisfy its obligations to issue Common Shares upon the automatic conversion of the Subscription Receipts in accordance with this Agreement;

(iii)	it shall cause the Common Shares issuable in respect of the deemed exercise of the Subscription Receipts to be duly issued in accordance with this Agreement;

(iv)	it shall cause the Warrants issuable in respect of the deemed exercise of the Subscription Receipts to be duly issued in accordance with this Agreement and the Warrant Indenture, as applicable;

(v)

it shall reserve and keep available a sufficient number of Common Shares to enable it to satisfy its obligations to issue Common Shares upon the conversion of the Warrants in accordance with the Warrant Indenture;

(vi)	all Common Shares which shall be issued in respect of the deemed exercise of the Subscription Receipts and Warrants shall be fully paid and non-assessable Common Shares;

(vii)

it shall at all times maintain its existence and will carry on and conduct its business, and that of its material subsidiaries, in a prudent manner in accordance with industry standards and good business practice and will keep or cause to be kept proper books of account in accordance with applicable law and generally accepted accounting principles;

(viii)	it shall make all requisite filings under applicable laws and regulations, including, without limitation, Canadian securities legislation;

(ix)

the Company will cause the Receipt Agent to keep open the registers of holders and registers of transfers referred to herein and will not take any action or omit to take any action which would have the effect of preventing the deemed exercise of any of the Subscription Receipts or the Receiptholders from receiving any Common Shares or Warrants issuable upon such deemed exercise;

(x)

if: (A) the Company advises GMP or announces to the public that it does not intend to satisfy the Escrow Release Conditions, or (B) in the sole opinion of the Company, the Escrow Release Conditions will not be satisfied on or prior to September 19, 2016, the Company shall forthwith deliver to GMP and the Receipt Agent a Termination Notice;

(xi)

with respect to any notices to be given or other acts to be performed or which may be given or performed by the Agents or the Receipt Agent under or pursuant to this Agreement (including the notice contemplated by Section 3.1 hereof) the Company shall provide to the Agents or the Receipt Agent, in a timely manner all such information and documents as any of the Agents or the Receipt Agent may reasonably request and are within the knowledge or control of the Company in order to verify the factual circumstances relating to such notices or acts and, if requested, such information and documents shall be certified as correct by an officer of the Company;

(xii)	upon becoming aware of the same, the Company shall promptly advise the Agents and the Receiptholders in writing of any default under this Agreement; and

(xiii)	generally, it shall well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated thereby.

(b)

The Company represents to the Receipt Agent and the Agents that it is duly authorized to create and issue the Subscription Receipts and the Subscription Receipts, when issued and countersigned as herein provided, shall be valid and enforceable obligations of the Company.

Section 5.3	Receipt Agent’s Remuneration, Expenses and Indemnity

(a)

The Company covenants that it shall pay to the Receipt Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Receipt Agent’s gross negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date shall bear interest at the then current rate charged by the Receipt Agent against unpaid invoices and shall be payable upon demand.

(b)

The Company shall indemnify the Receipt Agent, its agents, employees, directors and officers and saves the Receipt Agent, its agents, employees, directors and officers harmless of and from any suits, actions, demands, assessments, penalties, losses, damages, liabilities and claims and all costs and expenses, including without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis whatsoever arising from or out of the performance of its duties and obligations hereunder, save only in the event of gross negligence, wilful misconduct or bad faith on the part of the Receipt Agent, its agents, employees, directors or officers but no act or omission by the Receipt Agent, its agents, employees, directors and officers shall constitute or be deemed to constitute gross negligence, wilful misconduct or bad faith if it is done or omitted at the written request of the Company or their Counsel. This indemnity shall survive the termination or discharge of this Agreement or the resignation or removal of the Receipt Agent.

Section 5.4	Performance of Covenants by Receipt Agent

If the Company fails to perform any of its covenants contained in this Agreement, the Receipt Agent may notify the Receiptholders and the Agents of such failure on the part of the Company or may itself perform any of such covenants capable of being performed by it but shall be under no obligation to perform such covenants or to notify the Receiptholders and the Agents of such performance by it. All sums expended or advanced by the Receipt Agent in so doing shall be repayable as provided in Section 5.3 hereof. No such performance, expenditure or advance by the Receipt Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 6
ENFORCEMENT

Section 6.1	Suits by Receiptholders

Subject to Section 7.11 hereof, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or this Agreement, or both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Receiptholders.

Section 6.2	Immunity of Shareholders

(a)

Subject to any rights or remedies available to Receiptholders under laws and regulations, including without limitation, applicable securities laws, the Receipt Agent and, by the acceptance of the Subscription Receipts (either in certificated or uncertificated form) and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Company or any successor person for the issue of the Common Shares or Warrants pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Company herein or in the Subscription Receipt Certificates, if applicable, contained, but, for avoidance of doubt, nothing in this Section shall limit or otherwise derogate from any liability of the Company in respect of any such right, cause of action or remedy.

(b)

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agent of the Company or any successor person, but only the property of the Company or any successor person shall be bound in respect hereof.

ARTICLE 7
MEETINGS OF RECEIPTHOLDERS

Section 7.1	Right to Convene Meeting

The Receipt Agent or the Company may at any time and from time to time, and the Receipt Agent shall, on receipt of a written request of the Company or a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Receiptholders signing such Receiptholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event that the Receipt Agent fails within five (5) days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Company or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be determined by the Receipt Agent and approved by the Company.

Section 7.2	Notice of Meeting

At least ten (10) days’ notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided in Section 10.2 hereof and a copy of such notice shall be sent by mail to the Receipt Agent, unless the meeting has been called by it. Such notice shall state the date (which shall be a Business Day) and time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make an informed decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The accidental omission to give notice of a meeting to any Receiptholder shall not invalidate any resolution passed at any such meeting. A Receiptholder may waive notice of a meeting either before or after the meeting.

Section 7.3	Chairman

An individual, who need not be a Receiptholder, designated in writing by the Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the person so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

Section 7.4	Quorum

Subject to the provisions of Section 7.12 hereof, at any meeting of the Receiptholders a quorum shall consist of two Receiptholders present in person or by proxy and representing at least 25% of the outstanding Subscription Receipts. If a quorum of the Receiptholders is not present within 30 minutes after the time fixed for the holding of any meeting, the meeting, if summoned by the Receiptholders or pursuant to a Receiptholders’ Request, shall be dissolved. In any other case, the meeting shall be adjourned to the third following Business Day at the same time and place, if practicable, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 25% of the outstanding Subscription Receipts. Any business may be brought before or dealt with at an adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

Section 7.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the holders of a majority of the Subscription Receipts represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 7.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 7.7 hereof, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held by him.

Section 7.7	Poll

On every Extraordinary Resolution (as defined in Section 7.12 hereof), and on any other question submitted to a meeting, when demanded by the chairman or by one or more Receiptholders or proxies for Receiptholders, a poll shall be taken in such manner and either at once or after an adjournment, as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority of the Subscription Receipts represented at the meeting and voted on the poll.

Section 7.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more Receiptholders or both, shall have one vote. On a poll each Receiptholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Subscription Receipt of which he is then the holder. A proxy need not be a Receiptholder. In the case of joint holders of a Subscription Receipt, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Subscription Receipts of which they are joint holders.

Section 7.9	Regulations

The Receipt Agent, or the Company with the approval of the Receipt Agent and the Agents, may from time to time make and vary or revoke such regulations as it shall consider appropriate providing for and governing:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which such instrument shall be executed and the production of the authority of any person executing any such instrument on behalf of a Receiptholder;

(b)

the deposit of instruments appointing proxies at such place as the Receipt Agent, the Company or the Receiptholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which such instruments must be deposited;

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or faxed before the meeting to the Company or the Receipt Agent at the place where the meeting is to be held and for the voting of proxies so deposited as though the instruments were produced at the meeting; and

(d)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Subscription Receipts, or as entitled to vote or be present at the meeting in respect thereof, shall be Receiptholders and persons whom Receiptholders have by instrument in writing duly appointed as their proxies.

Section 7.10	Persons Entitled to Attend Meetings

The Company, the Agents and the Receipt Agent, by their respective employees, officers and directors, and the legal advisors of the Company, the Agents, the Receipt Agent or any Receiptholder, may attend any meeting of the Receiptholders, but shall have no vote as such, unless attending in, and to the extent of, their capacity as Receiptholder or proxyholder.

Section 7.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)

to agree to or sanction any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Receipt Agent in its capacity as subscription receipt agent and as escrow agent hereunder or on behalf of the Receiptholders against the Company or against its property or assets or any part thereof, whether such rights arise under this Agreement, the Subscription Receipt Certificates or otherwise, which shall be agreed to by the Company, and to authorize the Receipt Agent to concur in and execute any agreement supplemental hereto in connection therewith;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)

subject to arrangements as to financing and indemnity satisfactory to the Receipt Agent, to direct or authorize the Receipt Agent to enforce any of the covenants or obligations of the Company contained in this Agreement or the Subscription Receipt Certificates and any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant, obligation or right;

(d)

to waive, and to direct the Receipt Agent to waive, any default on the part of the Company in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants or obligations of the Company in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)

to waive and direct the Receipt Agent to waive any default by the Company in complying with any provision of this Agreement or the Subscription Receipt Certificates, either unconditionally or on any condition specified in the Extraordinary Resolution; provided that, as indicated in Section 3.1hereof, GMP is entitled to waive (in its sole discretion) any of the Escrow Release Conditions without requiring approval of the Receiptholders;

(g)

to appoint a committee with power and authority to exercise, and to direct the Receipt Agent to exercise, on behalf of the Receiptholders, such of the powers of the Receiptholders as are exercisable by Extraordinary Resolution;

(h)

to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with such suit, action or proceeding upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(i)

to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Company and to authorize the Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying such change or omission;

(j)

with the consent of the Company (such consent not to be unreasonably withheld), to remove the Receipt Agent or its successor in office and to appoint a new subscription receipt agent and escrow agent to take the place of the Receipt Agent so removed;

(k)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

(l)

in the event a Termination Notice has not been delivered by the Company and the Escrow Release Conditions have not been satisfied or waived, or will not be satisfied or waived, on or prior to the Termination Date, to extend the Termination Date and to authorize the Receipt Agent to concur in and execute any agreement supplemental hereto in connection therewith;

in any such case subject to compliance with any applicable laws and to any necessary regulatory approvals.

Section 7.12	Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Agreement means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Receiptholders (including an adjourned meeting) duly convened for such purpose and held in accordance with the provisions of this Article at which there are present in person or by proxy at least two Receiptholders holding in the aggregate not less than 25% of the Subscription Receipts then outstanding and passed by the affirmative votes of the holders of not less than 66â…” % the Subscription Receipts represented at the meeting and voted on a poll upon such resolution.

(b)

If, at any such meeting, the holders of not less than 25% of the Subscription Receipts outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Receiptholders, shall be dissolved. In any other case, the meeting shall be adjourned to such date, being not less than seven (7) and not more than fourteen (14) days later, and to such place and time as may be appointed by the chairman. Not less than five (5) days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2 hereof. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum. At the adjourned meeting, the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.12(a) hereof shall be an Extraordinary Resolution within the meaning of this Agreement, notwithstanding that the holders of not less than 25% of the Subscription Receipts then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 7.13	Powers Cumulative

Any one or more of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Receiptholders to exercise the same or any other such power or powers thereafter from time to time.

Section 7.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be from time to time provided for that purpose by the Receipt Agent at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had or by the chairman of the next succeeding meeting of the Receiptholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken thereat shall be deemed to have been duly passed and taken.

Section 7.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of a majority or 66â…”%, as the case may be, of the outstanding Subscription Receipts, by an instrument in writing signed in one or more counterparts, by such Receiptholders in person or by attorney duly appointed in writing, and the term “resolution” or the expression “Extraordinary Resolution”, as the case may be, when used in this Agreement shall include an instrument so signed.

Section 7.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting and every instrument in writing signed by Receiptholders in accordance with Section 7.15 hereof shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Receipt Agent (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

Section 7.17	Evidence of Rights of Receiptholders

Any request, direction, notice, consent or other instrument which this Agreement may require or permit to be signed or executed by the Receiptholders, including a Receiptholders’ Request, may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Receiptholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Receiptholders) of the holding by any person of Subscription Receipts shall be sufficient for any purpose of this Agreement if the fact and date of execution by any person of such request or other instrument or writing is proved by a certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, to the effect that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by an affidavit of a witness of such execution or in any other manner which the Receipt Agent may consider adequate, acting reasonably.

The Receipt Agent may, nevertheless, in its discretion, acting reasonably, require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

Section 7.18	Holdings by Company Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Company or any Subsidiary of the Company shall be disregarded in accordance with the provisions of Section 10.6 hereof.

ARTICLE 8
SUPPLEMENTAL AGREEMENTS

Section 8.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Company, GMP (for and on behalf of the Agents) and the Receipt Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers agreements, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	increasing the number of Subscription Receipts authorized for issue hereunder and the corresponding number of Common Shares and Warrants to which Receiptholders are entitled;

(b)	evidencing the succession, or successive successions, of any other person to the Company and the assumption by such successor of the covenants of, and obligations of, the Company under this Agreement;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not, in the opinion of the Receipt Agent based upon the advice of counsel, prejudicial in any respect to the interests of the Receiptholders;

(d)	giving effect to any resolution or Extraordinary Resolution passed as provided in Article 7 hereof;

(e)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Receipt Agent based upon the advice of counsel, prejudicial to the interests of the Receiptholders;

(f)

adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(g)

modifying any of the provisions of this Agreement, including relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Receipt Agent based upon the advice of counsel, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Receipt Agent, and provided further that the Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Receipt Agent or the Receiptholders, when it becomes operative; and

(h)

for any other purpose not inconsistent with the terms of this Agreement, including correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Receipt Agent based upon the advice of counsel, the rights of the Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

Section 8.2	Successor Corporations

In the case of the amalgamation, arrangement, merger, business combination or transfer of the undertaking or assets of the Company, as an entirety or substantially as an entity, to another entity, (a “successor corporation”), the successor corporation resulting from such amalgamation, arrangement, merger or transfer (if not the Company) shall expressly assume, by supplemental agreement satisfactory in form to the Receipt Agent and executed and delivered to the Receipt Agent, the due and punctual performance and observance of each and every covenant, obligation and condition of this Agreement to be performed and observed by the Company.

ARTICLE 9
CONCERNING THE RECEIPT AGENT

Section 9.1	Applicable Legislation

(a)

In regard to the Receipt Agent, if and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b)

The Company and the Receipt Agent agree that each will, at all times in relation to this Agreement and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 9.2	Accounting

The Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Receipt Agent hereunder and the receipt, investment and release of the Escrowed Funds, together with interest earned thereon, and shall provide to the Company and the Agents records and statements thereof periodically upon request.

Section 9.3	Payments by Receipt Agent

In the event that any funds to be released by the Receipt Agent in accordance herewith are received by the Receipt Agent in the form of an uncertified cheque or cheques the Receipt Agent shall be entitled to delay the time for the release of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Receipt Agent shall disburse funds according to this Agreement only to the extent that funds have been deposited with it. The Receipt Agent shall not under any circumstances be required to disburse funds in excess of amounts on deposit with the Receipt Agent at the time of such disbursement.

Section 9.4	Rights and Duties of Receipt Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Receipt Agent shall act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent escrow agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Receipt Agent from liability for its own grossly negligent action, grossly negligent failure to act, willful misconduct or bad faith.

(b)

The obligation of the Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders providing to the Receipt Agent, when required by notice from the Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Receipt Agent and to protect and hold harmless the Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Receipt Agent to expend or to risk its own funds or otherwise to incur financia lliability in the performance of any of its duties or in the exercise of any of its rights or powers unless so indemnified.

(c)

The Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Receipt Agent shall issue receipts.

(d)

Every provision of this Agreement that by its terms relieves the Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, Section 9.3 hereof and this Section 9.4.

(e)

The Receipt Agent shall not be bound to do or give any notice or take any act, action, proceeding for the enforcement of any of the obligations of the Company under this Agreement unless and until it shall have received a Receiptholders’ Request specifying the act, action or proceeding which the Receipt Agent is requested to take, nor shall the Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Receipt Agent and, in the absence of any such notice, the Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained herein.

(f)

The Receipt Agent accepts its duties and responsibilities under this Agreement solely as a registrar and transfer agent and escrow agent in respect of the Escrowed Funds, and no trust is intended to be, or is or will be, created hereby and the Receipt Agent shall owe no duty hereunder as a trustee.

Section 9.5	Evidence, Experts and Advisors

(a)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall provide to the Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Receipt Agent may reasonably require by written notice to the Company.

(b)

In the exercise of its rights and duties hereunder, the Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Receipt Agent pursuant to any provision of this Agreement or Applicable Legislation, or pursuant to a request of the Receipt Agent.

(c)

Whenever it is provided in this Agreement or under Applicable Legislation that the Company shall deposit with the Receipt Agent resolutions, certificates ,reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith thereof on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Company to have the Receipt Agent take the action to be based thereon.

(d)

The Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them and the reasonable costs of such services shall be added to and be part of the Receipt Agent’s fees, and the Receipt Agent will not be responsible for any misconduct or gross negligence on the part of any of them who has been selected with due care by the Receipt Agent. The Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or advisor, whether retained or employed by the Company or by the Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof. Fees or expenses incurred under this Section 9.5 hereof shall be repayable in accordance with Section 5.3 hereof.

(e)

Whenever Applicable Legislation requires that evidence referred to in Subsection 9.5(a) hereof be in the form of a statutory declaration, the Receipt Agent may accept such statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors and officers of the Company.

Section 9.6	Documents and Monies Held by Receipt Agent

Subject to Section 4.1 hereof, any securities, documents of title or other instruments that may at any time be held by the Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

Section 9.7	Actions by Receipt Agent to Protect Interest

The Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

Section 9.8	Receipt Agent Not Required to Give Security

The Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the provisions hereof.

Section 9.9	Protection of Receipt Agent

By way of supplement to the provisions of any law for the time being relating to escrow agents, it is expressly declared and agreed as follows:

(a)

the Receipt Agent shall not be liable for or by reason of any statements or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.11 hereof or the countersignature by the Receipt Agent of Subscription Receipt Certificates or the authentication by the Receipt Agent of the NCI deposit, as applicable) or be required to verify any such statements or recitals, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)

nothing contained herein shall impose any obligation on the Receipt Agent to tend to or require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)

the Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Company of any of its covenants herein contained or of any acts of any directors, officers, employees or agent of the Company;

(e)

the Receipt Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Subscription Receipts, Common Shares or Warrants, or any other securities or property which may at any time be issued and delivered upon the deemed exercise of any Issuance Right;

(f)

the Receipt Agent shall not be responsible for any failure of the Company to make any payment or to issue or deliver the Common Shares or Warrants upon the deemed exercise of the Issuance Right or any exercise of the Refund Right;

(g)	the Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificate whether delivered by hand, mail or any other means;

(h)

if the Receipt Agent delivers any cheque as required under this Agreement, the Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(i)

the Receipt Agent shall be entitled to rely absolutely on the Notice and Direction and the Irrevocable Direction and shall be entitled to release the Escrowed Funds upon the receipt of the Notice and Direction and the Irrevocable Direction as provided for in this Agreement;

(j)	the Receipt Agent will disburse funds according to this Agreement only to the extent that funds have been deposited with it;

(k)

proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Receipt Agent may consider adequate and in respect of a corporate Receiptholder, shall include a certificate of incumbency of such Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument; and

(l)

the Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Receipt Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company provided: (i) that the Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Receipt Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 9.10	Replacement of Receipt Agent; Successor by Merger

(a)

The Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.10 by giving to the Company, the Agents, and the Receiptholders not less than 60 days’ prior notice in writing or such shorter prior notice as the Company may accept as sufficient.

(b)

The Receiptholders by Extraordinary Resolution shall have the power at any time to remove the existing Receipt Agent and to appoint a new Receipt Agent, as provided in Section 7.11(j) hereof. In the event of the Receipt Agent so resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company and the Agents shall jointly forthwith appoint a new Receipt Agent unless a new Receipt Agent has already been appointed by the Receiptholders. In the event that the Company and the Agents fail to make such appointment, the retiring Receipt Agent or any Receiptholder, at the Company’s expense, may apply to a court of competent jurisdiction in the Province of Ontario, on such notice as such court may direct, for the appointment of a new Receipt Agent, provided that any new Receipt Agent so appointed by the Agents or the court shall be subject to removal by the Receiptholders as hereinbefore provided. Any new Receipt Agent appointed under any provision of this Section 9.10 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required, by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment, the new Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Receipt Agent hereunder, provided that there be executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assigning such powers, rights, duties, and responsibilities to the new Receipt Agent, including, without limitation, an appropriate instrument executed by the new Receipt Agent accepting such appointment and, at the request of the Company, the predecessor Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new Receipt Agent an appropriate instrument transferring to such new Receipt Agent all rights and powers of the Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new Receipt Agent all securities, property and all records kept by the predecessor Receipt Agent hereunder or in connection therewith.

(c)	Upon the appointment of a successor Receipt Agent, the Company shall promptly notify the Receiptholders thereof in the manner provided for in Section 10.2 hereof.

(d)

Any corporation into or with which the Receipt Agent may be merged or consolidated or amalgamated, any corporation resulting therefrom to which the Receipt Agent shall be a party or any corporation succeeding to the corporate trust business of the Receipt Agent shall be the successor to the Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Receipt Agent under Section 9.10(a) hereof.

(e)

Any Subscription Receipt Certificates certified but not delivered by a predecessor Receipt Agent may be certified by the successor Receipt Agent in the name of the predecessor or successor Receipt Agent. In case at any time the name of the Receipt Agent is changed and at such time any of the Subscription Receipt Certificates have been countersigned but not delivered, the Receipt Agent may adopt the countersignature under its prior name and deliver Subscription Receipt Certificates so countersigned; and in case at that time any of the Subscription Receipt Certificates have not been countersigned, the Receipt Agent may countersign such Subscription Receipt Certificates either in its prior name or in its changed name; and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.

Section 9.11	Conflict of Interest

(a)

The Receipt Agent represents to the Company and the Agents that, to the best of its knowledge, at the time of execution and delivery hereof no material conflict of interest exists between its role as the agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate such conflict of interest or assign its appointment as Receipt Agent hereunder to a successor Receipt Agent approved by the Company and meeting the requirements set out in Section 9.10(a) hereof. Notwithstanding the foregoing provisions of this Section 9.11(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to Section 9.11(a) hereof, the Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary of the Company without being liable to account for any profit made thereby.

Section 9.12	Acceptance of Appointment

The Receipt Agent hereby accepts the appointment as escrow agent in respect of the Escrowed Funds (with the amount to be delivered in accordance with Section 3.6(d) hereof, if applicable) and as registrar and transfer agent in respect of the Subscription Receipts under this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set out.

Section 9.13	Receipt Agent Not to be Appointed Receiver

The Receipt Agent and any person related to the Receipt Agent shall not be appointed a receiver, a receiver and manager or a liquidator of all or any part of the assets or undertaking of the Company.

ARTICLE 10
GENERAL

Section 10.1	Notice to the Company and the Receipt Agent

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Company, the Agents or the Receipt Agent shall be deemed to be validly given if delivered by courier or regular mail or transmitted by facsimile or email as follows:

(i)	if to the Company:

Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8

Attention:	Darren Blasutti, President and Chief Executive Officer
Fax:	1 (866) 401-3069
Email:	dblasutti@americassilvercorp.com

With a copy to (not to constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	Michael Burkett
Facsimile:	(416) 947- 0866
Email:	mburkett@stikeman.com

(ii)	if to the Agents:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention:	Doug Bell
Facsimile Number:	(416) 943-6160
Email:	dbell@gmpsecurities.com

With a copy to (not to constitute notice):

Cassels, Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:	Chad Accursi
Facsimile:	(416) 642-7131
Email:	caccursi@casselsbrock.com

(iii)	if to the Receipt Agent:

Computershare Trust Company of Canada
11th Floor, 100 University Ave.
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust Department
Facsimile:	(416) 981- 9777
Email:	corporatetrust.toronto@computershare.com

and any such notice provided in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed by regular mail, on the fifth Business Day following the date of the postmark on such notice or, if faxed or emailed, on the day of transmission (or, if such day is not a Business Day or if transmission was made after 5:00 p.m. (Toronto time) on a Business Day, on the first Business Day following the day of transmission).

(b)

The Company, the Agents or the Receipt Agent, as the case may be, may from time to time notify the others in the manner provided in Section 10.1(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company, the Agents or the Receipt Agent, as the case may be, for all purposes of this Agreement.

Section 10.2	Notice to Receiptholders

(a)

Except as otherwise provided herein, any notice to the Receiptholders under the provisions of this Agreement, or any notice to CDS where it would reasonably be expected that CDS will give notice to CDS Participants under the provisions of this Agreement, shall be valid and effective if delivered or sent by ordinary mail addressed to such holders at their addresses appearing on the register of Subscription Receipts maintained by the Receipt Agent and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice in the mail. Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is (i) delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Receipt Agent, or (ii) given by publication once in the Report on Business Section in the national edition of The Globe and Mail or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario.

Section 10.3	Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to be dated as of the date hereof.

Section 10.4	Satisfaction and Discharge of Agreement

This Agreement shall cease to be of further effect when all obligations of the parties hereunder with respect to the Issuance Right or the Refund Right, as the case may be, have been satisfied. In such circumstances, the Receipt Agent, on demand of and at the cost and expense of the Company and upon delivery to the Receipt Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute all instruments necessary or desirable to acknowledge satisfaction of and discharge this Agreement. Notwithstanding the foregoing, the indemnities provided to the Receipt Agent, the Receiptholders and the Agents by the Company hereunder shall remain in full force and effect and survive the termination of this Agreement.

Section 10.5	Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, and the Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Receiptholders.

Section 10.6	Subscription Receipts Owned by the Company or its Subsidiaries

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Company or any Subsidiary of the Company pursuant to Section 7.18 hereof, the Company shall provide to the Receipt Agent, from time to time, at the request of the Receipt Agent, a certificate of the Company setting out as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Company or any Subsidiary of the Company, and the names (other than the name of the Company) of the registered holders of the Subscription Receipts, which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company and the Receipt Agent, in making the computations pursuant to Section 7.18 hereof shall be entitled to rely on such certificate without requiring further evidence thereof.

Section 10.7	Agreement to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Agreement and the Subscription Receipt Certificate, the terms of this Agreement shall prevail.

Section 10.8	Language

The parties hereto have requested that this document be drafted in the English language. Les parties ont demandé que le present document soit rédigé en langue anglaise.

Section 10.9	Time of Essence

Time is and shall remain of the essence of this Agreement.

Section 10.10	Force Majeure

No party shall be liable to any other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental or regulatory action, judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.10 .

Section 10.11	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

Section 10.12	Privacy

The parties to this Agreement acknowledge that the Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (i) to provide the services required under this Agreement and other services that may be requested from time to time; (ii) to help the Receipt Agent manage its servicing relationships with such individuals; (iii) to meet the Receipt Agent’s legal and regulatory requirements; and (iv) if social insurance numbers are collected by the Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party to this Agreement acknowledges and agrees that the Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Receipt Agent shall make available on its website or upon request, including revisions thereto. Further, each party to this Agreement agrees that it shall not provide or cause to be provided to the Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement on the date first written above.

AMERICAS SILVER CORPORATION

By:	“Signed”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	“Signed”
Authorized Signing Officer

By:
Authorized Signing Officer

GMP SECURITIES L .P.

By:	“Signed”
Authorized Signing Officer

SCHEDULE “A”
FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

SUBSCRIPTION RECEIPT CERTIFICATE

Certificate No.: _______________________	[ •] SUBSCRIPTION RECEIPTS
Date: ______________________________	CUSIP: 03063L135
ISIN: CA 03063L1351

AMERICAS SILVER CORPORATION
(A company incorporated under the Canada Business Corporations Act)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.

[All Subscription Receipts issued pursuant to Section 2.2(d) of the Subscription Receipt Agreement, include:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

THIS IS TO CERTIFY THAT:

[insert registration particulars] (the “holder”) is the registered holder of the Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (the “Certificate”) are issued pursuant to a Subscription Receipt Agreement (the “Agreement”) dated June 14, 2016, among Americas Silver Corporation (the “Company”), GMP Securities L.P. (“GMP”), on behalf of Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation (collectively, the “Agents”) and Computershare Trust Company of Canada, as escrow agent and registrar and transfer agent in respect of the Subscription Receipts (the “Receipt Agent”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Agreement. The Subscription Receipts represented by this Certificate are securities for the purposes of the Securities Transfer Act (Ontario).

Each Subscription Receipt entitles the holder to receive one (1) common share (a “Common Share”) in the capital of the Company, and one-quarter of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”) without payment of additional consideration or the undertaking of any further action by the holder, upon the satisfaction of the Escrow Release Conditions and the delivery of the Notice and Direction to the Receipt Agent.

If the Escrow Release Conditions are satisfied at or before the Termination Time, the Company and GMP, for and on behalf of the Agents shall, forthwith upon satisfaction of the Escrow Release Conditions, cause the Notice and Direction to be delivered to the Receipt Agent. In such circumstances, the holder will be deemed to have exercised the Issuance Right and will be entitled to be issued, without payment of additional consideration or the undertaking of any further action by the holder, one (1) Common Share and one-quarter of one Warrant for each Subscription Receipt held.

If the Escrow Release Conditions are not satisfied at or before the Termination Time, the holder as at the Termination Time shall, subject to the terms of the Agreement and any rights of extension or waiver thereunder, be deemed to have exercised their Refund Right in respect of all of their unexercised Subscription Receipts to receive, as of the Termination Time or the date upon which the circumstances described in Section 2.13(c) of the Agreement occur, the Issue Price for each Subscription Receipt held, together with such holder’s proportionate share of the Earnings on the Escrowed Funds for each unexercised Subscription Receipt held (as calculated in accordance with Section 3.6(b) of the Agreement).

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail. Holders of Subscription Receipts may obtain a copy of the Agreement from the Receipt Agent at the Designated Office.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of either a majority of, or 66â…”% of, the outstanding Subscription Receipts, as the case may be.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the Designated Office of the Receipt Agent by the holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Receipt Agent may prescribe, including the surrender of this Certificate together with the duly executed form of transfer. The transfer register shall be closed at 5:00 p.m. (Eastern time) on the earlier to occur of the Notice Date and the Termination Date (subject to settlement).

This Certificate shall not be valid for any purpose unless and until it has been countersigned by or on behalf of the Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by its duly authorized officer as of the date first written above.

Countersigned by:

AMERICAS SILVER CORPORATION	COMPUTERSHARE TRUST COMPANY OF CANADA, as registrar and transfer agent of the Subscription Receipts

By: _________________________________________________________________	By: _________________________________________________________________
Authorized Signing Officer	Authorized Signing Officer

Date of Certification:
______________________________________________________

APPENDIX “A”
TRANSFER FORM

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

NAME

___________________Subscription Receipts of Americas Silver Corporation (the “Company”) registered in the name of the undersigned on the records of the Company or the transfer agent of the Subscription Receipts and represented by the within certificate and irrevocably appoints ______________________________________________________________________________as the attorney of the undersigned to transfer the said securities on the register of transfers with full power of substitution.

DATED the __________day of _______________, 20___.

Signature of Transferor

Signature of Guarantor

Guaranteed by:

A Canadian Schedule I chartered bank, a (Stamp or other identification of Guarantor) member of the Securities Transfer
Association Medallion Program (STAMP)

Notes:

(1)	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever.

(2)

All endorsements or assignments of this Certificate must be guaranteed by a Canadian Schedule I chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP) or similar U.S. program. Members of these programs are usually members of recognized stock exchanges in Canada, members of the Investment Dealers Association of Canada, or banks and trust companies.

APPENDIX “B”
ACKNOWLEDGEMENT AND DIRECTION OF TRANSFEREE

TO:	Americas Silver Corporation

The undersigned transferee of __________________ Subscription Receipts exercisable for one (1) common share (a “Common Share ”) in the capital of Americas Silver Corporation (the “Company”) and one-quarter of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”) of the Company hereby acknowledges that such Subscription Receipts are subject to the terms, conditions and provisions of the attached Subscription Receipt Certificate.

[The transfer is being made pursuant to ________________________(insert relevant provision(s) of applicable securities legislation) or is not subject to resale restrictions.]

The undersigned transferee hereby certifies that one of the following provisions applies to it (initial the applicable provision):

_

the undersigned is not a U.S. Person (as defined in the regulations made under the United States Securities Act of 1933, as amended), is not a person in the United States and is not acquiring the Subscription Receipts for the account or benefit of a U.S. Person or a person in the United States; OR

_

the transferee or the transferor is providing a legal opinion (unless waived by the Company and the Receipt Agent) herewith to the effect that the transfer is being effected pursuant to an exemption from, or is otherwise not subject to, the registration requirements of the United States Securities Act of 1933, as amended, and applicable laws of any state of the United States.

The undersigned transferee directs that:

The certificates for the Subscription Receipts are to be registered as follows:

Direction as to Registration

Name of Registered Holder:

Address of Registered Holder:

If the undersigned transferee is signing as agent for a principal and not as agent for a fully-managed account, the name or address of the beneficial purchaser is:

Name of Beneficial Purchaser:

Address of Beneficial Purchaser:

DATED the __________day of _______________, 20___.

[TRANSFEREE]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE “B”
FORM OF IRREVOCABLE DIRECTION

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Receipt Agent”)

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”)

This Irrevocable Direction is being provided pursuant to the subscription receipt agreement (the “Agreement”) dated June 14, 2016 among Americas Silver Corporation (the “Company”), GMP Securities L.P., on its behalf and on behalf of Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation., and the Receipt Agent. Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

The Receipt Agent, in its capacity as registrar and transfer agent in respect of the Subscription Receipts and warrant agent for the Company, and the Transfer Agent, in its capacity as registrar and transfer agent in respect of the Common Shares, are hereby irrevocably directed and authorized to:

(a)	issue and register [•] fully paid Common Shares of CUSIP 03063L606 in accordance with the instructions provided below:

Name of Registered Holder	Address of Registered Holder	Delivery
Electronic delivery
CUID:
CUSIP number:
ISIN number:
Instant Deposit ID:
Contact name:
Contact e-mail:
Contact number:

(b)	issue and register [•] fully paid Warrants of CUSIP 03063L127 in accordance with the instructions provided below:

Name of Registered Holder	Address of Registered Holder	Delivery
Electronic delivery
CUID:
CUSIP number:
ISIN number:
Instant Deposit ID:
Contact name:
Contact e-mail:
Contact number:

(c)

issue, countersign and register certificates representing an aggregate of [•] fully paid Common Shares of CUSIP 03063L606 and an aggregate of [ •] fully paid Warrants of CUSIP 03063L127 in favour of the holders listed in the attached Appendix "A" for the number of Common Shares and Warrants specified opposite the names listed. All certificates evidencing the Common Shares and Warrants in this section must have the following legend imprinted on the face thereof:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016”,

and all certificates evidencing the Common Shares in this section must have the following legend imprinted on the face thereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(d)

enter on the share register and warrant register of the Company, effective as of the Notice Date, the names of each Receiptholder as the holder of record of such number of Common Shares and Warrants to which each Receiptholder is entitled, all as provided in Section 3.2 of the Agreement.

We hereby confirm that the allotment and issue of these Common Shares and Warrants have been duly authorized by all necessary corporate action and that such Common Shares are to be issued as fully paid and non-assessable Common Shares.

[Remainder of page intentionally left blank.]

“B - 2

DATED the ______day of _______________, 2016.

AMERICAS SILVER CORPORATION

By:
Authorized Signing Officer

“B - 3

APPENDIX “A”
REGISTRATION AND DELIVERY INSTRUCTIONS

Registration Instructions	Delivery Address (if applicable)	Number of Common Shares	Number of Warrants

“B - 4

SCHEDULE “C”
FORM OF NOTICE AND DIRECTION TO RECEIPT AGENT

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Receipt Agent”)

This Notice and Direction is being provided pursuant to the subscription receipt agreement (the “Agreement”) dated June 14, 2016 among Americas Silver Corporation (the “Company”), GMP Securities L.P. (“GMP”), on its behalf and on behalf of Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation, and the Receipt Agent. Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

In accordance with the provisions of the Agreement, the Company and GMP hereby confirm that the Escrow Release Conditions have been satisfied. The Receipt Agent is hereby directed to release the Escrowed Funds as follows:

(a)

as to $_______________, representing the Agents’ Fee, any remaining unpaid Agents’ Expenses and the Agents’ pro rata entitlement to the Earnings by wire transfer to GMP Securities L.P., for and on behalf of the Agents, to:

Beneficiary Name
Beneficiary Address
Beneficiary Bank Name
Street Address of Beneficiary Bank
BIC code
SWIFT Code
Transit #

and

(b)	as to the balance, to Americas Silver Corporation by wire transfer to:

Beneficiary Name
Beneficiary Address
Beneficiary Bank Name
Street Address of Beneficiary Bank
BIC code
SWIFT Code
Transit #

The foregoing direction is irrevocable and shall constitute your good and sufficient authority for making such payments as directed above.

[Remainder of page intentionally left blank.]

DATED the ______day of _____________________, 2016.

AMERICAS SILVER CORPORATION

By:
Authorized Signing Officer

GMP SECURITIES L.P.

By:
Authorized Signing Officer

C – 2

SCHEDULE “D”
APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at June 14, 2016)
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Canadian Imperial Bank of Commerce	A+
Royal Bank of Canada	AA-
The Toronto-Dominion Bank	AA-

SCHEDULE “E”
FORM OF TERMINATION NOTICE

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Receipt Agent”)
AND TO:	GMP SECURITIES L.P. (“GMP”)

This Termination Notice is being provided pursuant to the subscription receipt agreement (the “Agreement”) dated June 14, 2016 among Americas Silver Corporation (the “Company”), GMP, on its behalf and on behalf of Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation, and the Receipt Agent. Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

Pursuant to the Agreement, the undersigned hereby confirms that, the Company has advised GMP or announced to the public that it does not intend to satisfy the Escrow Release Conditions, or in the sole opinion of the Company, the Escrow Release Conditions will not be satisfied on or prior to September 19, 2016, and hereby instructs the Receipt Agent to return the Escrowed Funds to the Receiptholders in accordance with Section 3.6 of the Agreement.

This Termination Notice is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

DATED at Toronto, Ontario, this ___ day of _____________, 2016.

AMERICAS SILVER CORPORATION

By:
Authorized Signing Officer